NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

          NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of holders of common shares, (the “Shareholders”) of Crosshair Exploration & Mining Corp. (“Crosshair”) will be held on Monday, September 15, 2008 at the Terminal City Club, 836 West Hastings Street, Vancouver, British Columbia at 10:00 a.m. (local time in Vancouver).

          At the Meeting, Shareholders will be asked to participate in the following annual general and special meeting business matters:

(a)	receiving and considering the audited financial statements of Crosshair for the fiscal year ended April 30, 2008 and the report of the auditors thereon;

(b)	electing directors of Crosshair for the ensuing year;

(c)	appointing auditors of Crosshair for the ensuing year and authorizing the directors to fix their remuneration;

(d)	considering and, if deemed appropriate, approving with or without amendment the ordinary resolution approving Crosshair’s amended stock option plan and the granting of options under such plan;

(e)

approving, ratifying and confirming all acts, contracts, proceedings, appointments and payments of money by the directors and officers of Crosshair since the last annual meeting of Crosshair as appear in the proceedings and records of Crosshair;

(f)

considering and, if deemed appropriate, approve with or without amendment the special resolution approving and adopting the plan of arrangement (the “Arrangement”) between Crosshair and Gemini Metals Corp. (“Gemini”) involving the reorganization of the share capital of Crosshair, which is discussed in more detail in the attached management information and proxy circular (the “Information Circular”);

(g)

subject to the approval of the Arrangement, considering and, if deemed appropriate, approving with or without amendment the ordinary resolution approving the organization of Gemini and Gemini’s stock option plan; and

(h)	transacting such other business as may properly come before the said meeting or any adjournment thereof.

     Only Shareholders of record at the close of business on August 11, 2008, the record date for the Meeting, will be entitled to notice of, to attend and to vote at, the Meeting and postponement(s) or adjournment(s) thereof in respect of the relevant resolutions(s), except to the extent that a Shareholder has transferred any securities of Crosshair subsequent to the record date and the new holder of such securities establishes proper ownership and requests, not less than 10 days before the date of the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting in respect of the relevant resolution(s).

          A registered Shareholder is entitled to dissent and be paid by Crosshair the fair value of his, her or its Crosshair shares in accordance with section 245 of the Business Corporations Act (British Columbia) (the “BCBCA”) if such registered Shareholder dissents from the Arrangement and otherwise complies with the procedure set out in section 242 of the BCBCA and the resolution to approve the Arrangement is passed at the Meeting. Shareholders should refer to the attached Information Circular for further details about dissent rights.

          Whether or not you intend to attend the Meeting, you are requested to complete the applicable enclosed form of proxy in accordance with the instructions set out therein and in the Information Circular and return the form of proxy in the envelope provided for that purpose. To be effective, proxies must be received either by mail or delivery addressed to Computershare Investor Services Inc. to be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting. In certain circumstances, proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) thereof.

          DATED at Vancouver, British Columbia this 31st day of July, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Yours truly,

(signed) MARK J. MORABITO

Mark J. Morabito
Chief Executive Officer